UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                    Medical Imaging Centers of America, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    584578108
                                 (CUSIP Number)


                Mark J. Mihanovic, Esq.; McDermott, Will & Emery
         2049 Century Park East - 34th Floor; Los Angeles, CA 90067-3208
                                 (310) 284-6110

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 16, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.



                                  SCHEDULE 13D


CUSIP No.  584578108                                       Page  2  of ___ Pages
___________________________________________________________________________
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     General Electric Company (I.R.S. Identification No. 14-0689340)
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

___________________________________________________________________________
3    SEC USE ONLY


___________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /

___________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
___________________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY           220,000 shares of Common Stock (includes 60,000 shares
                         issuable upon the exercise of a warrant)
   OWNED BY          8   SHARED VOTING POWER
     EACH
   REPORTING               0
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH
                         220,000 shares of Common Stock (includes 60,000 shares
                         issuable upon the exercise of a warrant)
                    10   SHARED DISPOSITIVE POWER

                           0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     220,000 shares of Common Stock (includes 60,000 shares issuable upon the exercise of a warrant)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
14   TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer

     The security to which this statement relates is the Common Stock, $0.01 par value (the "Common Shares"), of Medical Imaging Centers of America, Inc., a California corporation (the "Company") with principal executive offices located at 9444 Farnham Street -- Suite 100, San Diego, California 92123.


Item 2.   Identity and Background

     This statement is filed by General Electric Company, a New York corporation ("GE") with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

     During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen and Claudio X. Gonzalez, a director of GE, is a Mexican citizen.


Item 3.   Source and Amount of Funds or other Consideration

          In connection with a restructuring of the Company, the Company issued to GE, pursuant to the terms of an Agreement, dated May 14, 1993 (the "Restructuring Agreement"), between GE and the Company, an Amended and Restated Common Stock Purchase Warrant, dated May 27, 1993 (the "Warrant), exercisable by GE, beginning two years after the consummation of such restructuring, for 2,300,000 Common Shares upon the payment of a purchase price initially equal to $1.14 per Common Share. Pursuant to a Warrant Modification Agreement entered into in August 1995 by GE and the Company, GE agreed to an amendment of the Warrant (referred to herein, as so amended, as the "Amended Warrant") to reduce from 2,300,000 to 800,000 the number of Common Shares purchasable upon exercise thereof in exchange for a cash payment of $450,000 to GE from the Company.

          On January 16, 1996, pursuant to an Agreement and Amendment (the "Agreement and Amendment") between GE and the Company and certain subsidiaries of the Company, GE exercised its right under the Amended Warrant to purchase 160,000 Common Shares for a purchase price of $5.70 per Common Share (taking into account the effect of a one-for-five reverse stock split). Under the Agreement and Amendment, the purchase price for such Common Shares was satisfied by cancellation of indebtedness owed by the Company to GE under a Promissory Note, dated April 30, 1993 (the "Note"), issued by the Company to GE pursuant to the Restructuring Agreement. In addition, the Company issued to GE, in accordance with the Agreement and Amendment, an additional Common Stock Purchase Warrant (the "Additional Warrant"), dated January 16, 1996, immediately exercisable by GE for 60,000 Common Shares upon the payment of a purchase price initially equal to $8.50 per Common Share.

          The foregoing response to this Item 3 is qualified in its entirety by reference to the Restructuring Agreement (a copy of which is attached hereto as Exhibit 1), the Amended Warrant (a copy of which is attached hereto as Exhibit
2), the Agreement and Amendment (a copy of which is attached hereto as Exhibit
3) and the Additional Warrant (a copy of which is attached hereto as Exhibit 4), each of which is hereby incorporated herein.


Item 4.   Purpose of Transaction

          GE has acquired the Common Shares owned thereby and the Additional Warrant as an investment and in the ordinary course of business and not with the purpose of changing control of the Company. GE intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may dispose of the Common Shares owned thereby or the Additional Warrant in the open market, in privately negotiated transactions or otherwise.

          GE may change its current intentions, acquire additional Common Shares or warrants exercisable for Common Shares or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as described in this Item 4, GE has no current plans which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to this Item 4 of Schedule 13D.

Item 5.   Interest in the Securities of the Issuer

          (a) GE beneficially owns 220,000 Common Shares (including 60,000 Common Shares for which the Additional Warrant is exercisable), representing 8.2% of the outstanding Common Shares.

          (b) The responses to Items 7-11 of the cover page of this Schedule 13D relating to beneficial ownership of Common Shares are incorporated herein by reference.

          (c) Except as set forth in Item 3 hereof, neither GE nor, to the best knowledge of GE, any person identified on Schedule I hereto has effected any transactions with respect to Common Shares within the past 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          GE has indicated to certain executive officers of the Company that its current intention is to abstain from voting in the upcoming Special Meeting of Shareholders of the Company scheduled for February 26, 1996. GE has made no commitment to so abstain, however, and may change such current intention, or take any other action with respect to the Company or any of its debt or equity securities, in any manner permitted by law.


Item 7.   Material to Be Filed as Exhibits.

          (1)  Agreement, dated May 14, 1993, between GE and the Company.

          (2) Amended and Restated Common Stock Purchase Warrant, dated May 27, 1993, issued by the Company to GE, as subsequently amended.

          (3) Agreement and Amendment, dated as of January 16, 1996, among GE and the Company and certain subsidiaries of the Company.

          (4) Common Stock Purchase Warrant, dated January 16, 1996, issued by the Company to GE.





                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    GENERAL ELECTRIC COMPANY


                    By: /s/ John M. Trani
                    Name:  John M. Trani
                    Title: Sr. Vice Pres. GE Medical Systems


                              Dated:  January 25, 1996



                                                                      SCHEDULE I

                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                            GENERAL ELECTRIC COMPANY

     The directors and executive officers of General Electric Company are identified in the table below. Directors of General Electric Company are indicated by an asterisk. Unless otherwise indicated, the business address of each person listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                        PRESENT PRINCIPAL
 NAME                   OCCUPATION                   CITIZENSHIP

 John F. Welch, Jr.*    Chairman of the Board and    United
                        Chief Executive Officer      States
 Dennis D. Dammerman*   Senior Vice President-       United
                        Finance                      States

 P. Fresco*             Vice Chairman of the Board   Italy
                        and Executive Officer

 John D. Opie*          Vice Chairman of the Board   United
                        and Executive Officer        States
 Frank P. Doyle         Executive Vice President     United
                                                     States

 Philip D. Amsen        Vice President and           United
                        Comptroller                  States
 James R. Bunt          Vice President and           United
                        Treasurer                    States

 David L. Calhoun       Vice President-GE            United
                        Transportation Systems       States

 William J. Conaty      Senior Vice President-Human  United
                        Resources                    States
 Lewis S. Edelheit      Senior Vice President-       United
                        Corporate Research and       States
                        Development

 Dale F. Frey           Chairman and President-GE    United
                        Investments Corporation      States
 Benjamin W. Heineman,  Senior Vice President,       United
 Jr.                    General Counsel and          States
                        Secretary

                        PRESENT PRINCIPAL
 NAME                   OCCUPATION                   CITIZENSHIP

 W. James McNerney,     Senior Vice President-GE     United
 Jr.                    Lighting                     States
 Eugene F. Murphy       Senior Vice President-GE     United
                        Aircraft Engines             States

 Robert L. Nardelli     Senior Vice President-GE     United
                        Power Systems                States

 Robert W. Nelson       Vice President-Corporate     United
                        Financial Planning and       States
                        Analysis
 Gary M. Reiner         Vice President-Corporate     United
                        Business Development         States

 Gary L. Rogers         Senior Vice President-GE     United
                        Plastics                     States
 James W. Rogers        Vice President-GE Motors     United
                                                     States

 Jay R. Stonesifer      Senior Vice President-GE     United
                        Appliances                   States

 John M. Trani          Senior Vice President-GE     United
                        Medical Systems              States
 Lloyd G. Trotter       Vice President-GE            United
                        Electrical Distribution and  States
                        Control

 H. Brewster Atwater,   Retired Chairman, Chief      United
 Jr.*                   Executive Officer, and       States
                        former Director General
                        Mills, Inc.
 David W. Calloway*     Chairman of the Board,       United
                        Chief Executive Officer and  States
                        Director, PepsiCo, Inc.

 Silas S. Cathcart*     Director and Retired         United
                        Chairman, Illinois Tool      States
                        Works

 Claudio X. Gonzalez*   Chairman of the Board and    Mexico
                        Managing Director Kimberly-
                        Clark de Mexico, S.A. de
                        C.V.
 Robert E. Mercer*      Retired Chairman of the      United
                        Board and former Director,   States
                        The Goodyear Tire & Rubber
                        Company

 Gertrude G.            Member of the Board of       United
 Michelson*             Directors - Federated        States
                        Department Stores
 Roger S. Penske*       President - Penske           United
                        Corporation                  States

 Barbara S. Prieskel*   Former Senior Vice           United
                        President, Motion Picture    States
                        Associations of America

 Frank H.T. Rhodes*     President Emeritus Cornell   United
                        University                   States

                        PRESENT PRINCIPAL
 NAME                   OCCUPATION                   CITIZENSHIP

 Andrew C. Sigler*      Chairman of the Board, CEO
                        and Director, Champion
                        International
 Douglas A. Warner      Chairman of the Board,       United
 III*                   President, and Chief         States
                        Executive Officer, J.P.
                        Morgan & Co. Incorporated
                        and Morgan Guaranty Trust
                        Company
                                                                     SCHEDULE II

                              RECENT GE CONVICTIONS

8. United States ex. rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company

     On November 15, 1990, an action under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F11O aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

    On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

9. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

10. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                  EXHIBIT INDEX


Exhibit (1)    Agreement, dated May 14, 1993, between GE and the Company

Exhibit (2)    Amended and Restated Common Stock Purchase Warrant, dated May 27,
               1993, issued by the Company to GE, as subsequently amended

Exhibit (3)    Agreement and Amendment, dated as of January 16, 1996 among GE and the Company and certain subsidiaries of the Company

Exhibit (4)    Common Stock Purchase Warrant, dated January 16, 1996, issued by the Company to GE